

October 8, 2021

Andrew Boyd
Chief Investment Officer
Ivanhoe Capital Acquisition Corp.
1177 Avenue of Americas
5th Floor
New York, NY 10026

 Re: Ivanhoe Capital Acquisition Corp.
  Amendment No. 1 to Registration Statement on Form S-4
  Filed September 22, 2021
  File No. 333-258691

Dear Mr. Boyd:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed September 22, 2021

Cover Page

1. Please disclose prominently on the cover page that you are not a Chinese operating company but a Cayman Islands company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with SES and the combined company being based in or having the majority of the company's

operations in China. Your disclosure should make clear whether these risks could result in a material change in SES and the combined company's operations and/or the value of common stock or could significantly limit or completely hinder SES and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact SES and the combined company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3.   Clearly disclose how you will refer to SES, its subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Summary of the Proxy Statement/Prospectus, page 29

4.   Disclose each permission that SES, its subsidiaries, or its VIEs are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether SES, its subsidiaries, or VIEs are covered by permissions requirements from the CSRC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether SES has received all requisite permissions and whether any permissions have been denied.

5.   Provide a clear description of how cash is transferred through SES. Disclose SES's intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and SES's and the combined company's ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on SES's and the combined company's ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

6.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise

your disclosure to so state.

Risks Related to SES's Business, page 48

7.   In your summary of risk factors, disclose the risks that SES's and the combined company's corporate structure and being based in or having the majority of the combined company's operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in SES's and the combined company's operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder SES's and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 57

8.   Given the Chinese government's significant oversight and discretion over the conduct of SES's business, please revise to separately highlight the risk that the Chinese government may intervene or influence SES's operations at any time, which could result in a material change in its operations and/or the value of the combined company's securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Investors may not have the same benefits as an investor in an underwritten public offering, page 95

10.   We note your revisions in response to comment 18. Please revise to state that the sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 106

11.   We note your response to prior comment 22 regarding the strategic premium liability in connection with the PIPE Financing. Please respond by providing the following:
- Explain to us in further detail how you determined the fair value of the strategic premium liability and Class A common stock, including any significant fair value assumptions made and judgements used by management;
- Reconcile and clarify the adjustment amount (G) as it appears that the $200 million in proceeds includes a total of $18.7 million for the strategic premium liability. However, adjustments (G) on page 102 total $232 million while noting the adjustments for the strategic premium liabilities on page 101 are labeled (F);
- Tell us the authoritative guidance relied upon in determining liability treatment as opposed to equity treatment, and
- Please provide us with the development agreement or refer us to the development agreement already provided.

        You may contact Melissa Gilmore at 202-551-3777 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Debbie Yee, P.C.